            SUPPLEMENT TO THE OFFER TO PURCHASE DATED MARCH 5, 2002
                                  RELATING TO
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                              TRAVELOCITY.COM INC.
                                       AT
                          AN INCREASED OFFER PRICE OF
                              $28.00 NET PER SHARE
                                       BY
                         TRAVELOCITY HOLDINGS SUB INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           SABRE HOLDINGS CORPORATION
        ----------------------------------------------------------------
  THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
     YORK CITY TIME, ON FRIDAY, APRIL 5, 2002, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    A SPECIAL COMMITTEE OF OUTSIDE, INDEPENDENT DIRECTORS OF
TRAVELOCITY.COM INC.'S BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDED OFFER PRICE IS ADEQUATE. BASED ON THAT DETERMINATION, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF TRAVELOCITY, WITH BOTH SPECIAL COMMITTEE DIRECTORS VOTING IN FAVOR, ONE DIRECTOR VOTING AGAINST, AND SIX DIRECTORS ABSTAINING, HAVE RECOMMENDED THAT STOCKHOLDERS ACCEPT OUR AMENDED OFFER AND TENDER THEIR SHARES.

    Our amended offer is conditioned on, among other things, the tender of a sufficient number of Travelocity shares such that, after the Travelocity shares are purchased pursuant to the amended offer, we would own at least 90% of the outstanding Travelocity common stock on an as-converted basis. Assuming conversion of the Class A common stock of Travelocity and exchange of all our partnership units in Travelocity.com LP for Travelocity shares, we currently own approximately 70% of the outstanding common stock of Travelocity on an as-converted basis. This amended offer is also subject to certain other conditions described in Section 11 of this Supplement, "The Amended Offer--Certain Conditions of the Amended Offer." This amended offer is not conditioned on Sabre or any of its subsidiaries obtaining any financing.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   IMPORTANT

    Any Travelocity stockholder desiring to tender all or any portion of such stockholder's Travelocity shares should, as applicable, (1) complete and sign the original (blue) or revised (yellow) Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver to the Depositary (as defined herein) the Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Travelocity shares and any other required documents, (2) follow the procedure for book-entry transfer of Travelocity shares set forth in Section 3, "The Offer--Procedure for Tendering Shares" in the Offer to Purchase or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to tender shares for such stockholder. A stockholder whose Travelocity shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must ask such broker, dealer, commercial bank, trust company or other nominee to tender Travelocity shares as the registered stockholder.

    A stockholder who desires to tender Travelocity shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Travelocity shares by following the procedure for guaranteed delivery set forth in Section 3, "The Offer--Procedure for Tendering Shares" in the Offer to Purchase.

    Questions and requests for assistance may be directed to D.F. King &
Co., Inc., the Information Agent for this amended offer, at its address and telephone number set forth on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase and the revised (yellow) Letter of Transmittal may be directed to the Information Agent or to the brokers, dealers, commercial banks or trust companies holding your shares.
                            ------------------------

    The date of this Supplement to the Offer to Purchase is March 18, 2002.

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                  --------
SUMMARY TERM SHEET.....................................................      1

QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER..........................      2

INTRODUCTION...........................................................      4

SPECIAL FACTORS........................................................      7
Background of the Amended Offer........................................      7
Purchaser's and Sabre's Position Regarding the Fairness of the Amended
Offer and the Merger...................................................      8
Travelocity's Position Regarding the Fairness of the Amended Offer.....      9
Recommendations of the Special Committee and Travelocity's Board of
Directors..............................................................      9

THE AMENDED OFFER......................................................     10

 1.  Terms of the Amended Offer..................................     10
 2.  Acceptance for Payment and Payment for Shares...............     10
 3.  Procedure for Tendering Shares..............................     10
 4.  Rights of Withdrawal........................................     10
 5.  Certain Federal Income Tax Consequences of the Amended
     Offer.......................................................     10
 6.  Price Range of Shares; Dividends............................     11
 7.  Certain Information Concerning Travelocity..................     11
 8.  Certain Information Concerning Sabre and Purchaser..........     11
 9.  Merger; Appraisal Rights; Rule 13e-3........................     12
10.  Source and Amount of Funds..................................     12
11.  Certain Conditions of the Amended Offer.....................     12
12.  Dividends and Distributions.................................     13
13.  Certain Legal Matters.......................................     14
14.  Certain Effects of the Amended Offer........................     14
15.  Fees and Expenses...........................................     14
16.  Miscellaneous...............................................     15

                               SUMMARY TERM SHEET

    This summary highlights important information from this Supplement to the Offer to Purchase but is intended to be an overview only. We urge you to read carefully the remainder of this Supplement along with the related Offer to Purchase dated March 5, 2002, the related revised Letter of Transmittal and other documents incorporated by reference or otherwise referred to herein. We have included section references to direct you to a more complete description of the topics contained in this summary.

    - Sabre Holdings Corporation, through its indirect wholly owned subsidiary Travelocity Holdings Sub Inc., is amending its original offer to purchase your shares of Travelocity common stock to increase the offer price from $23.00 per share to $28.00 per share. This price represents a premium of approximately 21.7% over the original offer price and a premium of approximately 45.8% over the closing price of Travelocity common stock on the Nasdaq National Market on February 15, 2002, the last trading day prior to the date on which we announced our intention to make the original tender offer.

    - A special committee of outside, independent directors of Travelocity, which was given the responsibility to evaluate Sabre's tender offer, has determined that our amended offer price is adequate. Based on that determination, the special committee and Travelocity's Board of Directors, with both special committee directors voting in favor, one director voting against, and six directors abstaining, have recommended that stockholders accept Sabre's amended offer and tender their shares. See "Special Factors--Recommendation of the Special Committee and Travelocity's Board of Directors" in this Supplement.

    - The expiration date of the amended offer remains 12:00 Midnight, New York City time, on Friday, April 5, 2002, unless such date is extended. See
      Section 1, "The Amended Offer--Terms of the Amended Offer" in this Supplement.

    - We are not required to complete the amended offer unless a sufficient number of Travelocity shares are tendered such that, after we purchase shares pursuant to the amended offer, we would own at least 90% of the outstanding Travelocity shares on an as-converted basis. References in this document to the outstanding Travelocity common stock on an "as-converted basis" mean the percentage of Travelocity shares that we would own following our conversion of the Class A common stock and exchange of our Travelocity.com LP partnership units for Travelocity shares, treating as outstanding shares of Travelocity common stock issuable upon the exercise of options at $28.00 or less as of April 2002. We also have the right to waive or reduce the number of Travelocity shares that are required to be tendered in the amended offer, subject to compliance with the applicable sections of the Securities Exchange Act of 1934, as amended. In no event, however, will we purchase Travelocity shares in the amended offer if less than a majority of the outstanding Travelocity shares, excluding shares beneficially owned by us, are tendered in the amended offer.

    - The amended offer is not conditioned on Sabre or any of its subsidiaries obtaining any financing.

    - If the tender offer is successful and we own at least 90% of the outstanding Travelocity shares on an as-converted basis, we will cause Travelocity Holdings Sub Inc. to merge into Travelocity (the "Merger"). We will pay to those stockholders who do not tender their shares and do not exercise their appraisal rights the same consideration in the Merger as we pay in the tender offer.

    - Stockholders who sell their shares in the amended offer will receive cash for their shares sooner than stockholders who wait for the Merger to occur. But stockholders who sell their shares in the amended offer will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law. Any stockholders who do not tender their shares and dissent from the Merger may exercise appraisal rights in accordance with Delaware law. See Section 9, "The Offer--Merger; Appraisal Rights;
      Rule 13e-3," in the Offer to Purchase for more information on appraisal rights.

                 QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

- HOW HAS SABRE AMENDED THIS OFFER?

We are amending our tender offer to buy your shares of common stock to increase the offer price from $23.00 per share to $28.00 per share. This price represents a 21.7% premium to the original offer price of $23.00 and a 45.8% premium to the closing price of your shares on February 15, 2002, the last trading day prior to public announcement of the original offer.

In addition, some of the conditions to the offer have changed, as described below and in the Introduction and Section 11, "The Amended Offer--Certain Conditions of the Amended Offer" in this Supplement.

- IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

No, stockholders do not have to take any action regarding any shares previously validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and such stockholders will receive the increased price of $28.00 per share without the need for any further action on your part.

- WHAT IS THE MOST SIGNIFICANT CONDITION TO THE AMENDED OFFER?

The amended offer is conditioned on, among other things, satisfaction of the minimum tender condition, which we have modified from the Offer to Purchase dated March 5, 2002. The minimum tender condition requires the tender of a sufficient number of Travelocity shares so that, after the purchase of the shares pursuant to the amended offer, we would own at least 90% of the outstanding Travelocity shares on an as-converted basis. References to the outstanding Travelocity common stock on an "as-converted basis" mean the percentage of Travelocity shares that we would own following our conversion of the Class A common stock and exchange of our Travelocity.com LP partnership units for Travelocity shares, treating as outstanding shares of Travelocity common stock issuable upon the exercise of options at $28.00 or less as of April 2002. See the Introduction and Section 11, "The Amended Offer--Certain Conditions of the Amended Offer" in this Supplement for a complete description of all of the conditions to which the amended offer is subject.

- DOES TRAVELOCITY RECOMMEND THAT I TENDER MY SHARES IN THE AMENDED OFFER?

Yes, a special committee of outside, independent directors of Travelocity's Board of Directors has determined that our amended offer price is adequate. Based on that determination, the special committee and Travelocity's Board of Directors, with both special committee directors voting in favor, one director voting against, and six directors abstaining, have recommended that stockholders accept Sabre's amended offer and tender their shares. See "Special Factors--Recommendation of the Special Committee and Travelocity's Board of Directors" in this Supplement. A special committee of independent directors was formed because a majority of Travelocity's Board of Directors (including William
J. Hannigan, Jeffery M. Jackson, Glenn W. Marschel, Jr., Michael S. Gilliland and Paul C. Ely, Jr.) are also affiliates of Sabre and/or Purchaser. None of these persons is a member of the special committee.

- DOES SABRE HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

Yes. We have the financial resources to pay for all the Travelocity shares with our cash on hand. THE TENDER OFFER IS NOT CONDITIONED ON OUR OBTAINING ANY FINANCING. See Section 10, "The Amended Offer--Source and Amount of Funds" in this Supplement.

- HAS THE EXPIRATION DATE OF THE OFFER BEEN CHANGED?

No. The expiration date of the amended offer is still 12:00 midnight, New York City time, on Friday, April 5, 2002.

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE AMENDED OFFER?

If you have questions or you need assistance you should contact the Information Agent at the following address and telephone number:

    D.F. King & Co., Inc.
    77 Water Street
    New York, New York 10005
    Toll Free: (888) 414-5566
    Banks and Brokers may call collect: (212) 269-5550

TO THE HOLDERS OF COMMON STOCK OF
TRAVELOCITY.COM INC.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated March 5, 2002 (the "Offer to Purchase") of Travelocity Holdings Sub Inc. ("Purchaser"), an indirect wholly owned subsidiary of Sabre Holdings Corporation ("Sabre"), pursuant to which Purchaser is now offering to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at an increased price of $28.00 per Share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase as amended and supplemented by this Supplement to the Offer to Purchase (this "Supplement") and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Amended Offer").

    OUR AMENDED OFFER IS CONDITIONED ON, AMONG OTHER THINGS, THE TENDER OF A SUFFICIENT NUMBER OF SHARES SUCH THAT, AFTER THE SHARES ARE PURCHASED PURSUANT TO THE AMENDED OFFER, WE WOULD OWN AT LEAST 90% OF THE OUTSTANDING SHARES ON AN AS-CONVERTED BASIS (THE "MINIMUM CONDITION"), WHICH WE HAVE MODIFIED FROM THE OFFER TO PURCHASE. REFERENCES IN THIS DOCUMENT TO THE OUTSTANDING TRAVELOCITY COMMON STOCK ON AN "AS-CONVERTED BASIS" MEAN THE PERCENTAGE OF SHARES THAT WE WOULD OWN FOLLOWING OUR CONVERSION OF THE CLASS A COMMON STOCK AND EXCHANGE OF OUR TRAVELOCITY.COM LP PARTNERSHIP UNITS FOR SHARES, TREATING AS OUTSTANDING SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS AT $28.00 OR LESS AS OF APRIL 2002. WE RESERVE THE RIGHT TO WAIVE OR REDUCE THE MINIMUM CONDITION AND TO ELECT TO PURCHASE A SMALLER NUMBER OF SHARES, SUBJECT TO COMPLIANCE WITH THE APPLICABLE SECTIONS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). WE HAVE NO CURRENT EXPECTATION THAT WE WOULD SEEK TO EXERCISE THIS RIGHT. IN NO EVENT, HOWEVER, WILL WE PURCHASE SHARES IN THE AMENDED OFFER IF LESS THAN A MAJORITY OF THE OUTSTANDING SHARES, EXCLUDING THE SHARES BENEFICIALLY OWNED BY US, ARE VALIDLY TENDERED AND NOT WITHDRAWN. OUR AMENDED OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 1, "THE AMENDED OFFER--TERMS OF THE AMENDED OFFER," AND SECTION 11, "THE AMENDED OFFER--CERTAIN CONDITIONS OF THE AMENDED OFFER" IN THIS SUPPLEMENT.

    Except as otherwise set forth in this Supplement and in the revised (yellow) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term "Original Offer" shall mean Sabre's and Purchaser's original offer to purchase Shares at $23.00 per Share pursuant to the Offer to Purchase and the related original (blue) Letter of Transmittal.

    Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (gray) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (yellow) Letter of Transmittal and the revised (pink) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the increased offer price per Share described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the Amended Offer.

    The purpose of the Amended Offer is to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Travelocity. If the Amended Offer is successful and we own at least 90% of the outstanding Shares on an as-converted basis, we will cause Purchaser to merge into Travelocity through a short-form merger (the "Merger"). In the Merger, each outstanding Share that is not owned by us (other than Shares held by Travelocity stockholders who dissent from the

Merger and perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the same consideration paid in the Amended Offer, without interest. See Section 9, "The Offer--Merger; Appraisal Rights; Rule 13e-3" in the Offer to Purchase. Under the DGCL, if we own at least 90% of the outstanding Shares, we can consummate the Merger without a vote of or prior notice to the Travelocity stockholders or Board of Directors. See Section 9, "The Offer--Merger; Appraisal Rights;
Rule 13e-3" in the Offer to Purchase. As a result of the Amended Offer and the Merger, Travelocity would become a wholly owned subsidiary of Sabre and the Shares would no longer trade publicly on any stock exchange.

    As of the date hereof, Sabre and its wholly owned subsidiaries own all of the 33,000,000 shares of Class A common stock of Travelocity, 30,000,000 partnership units (the "Units") in Travelocity.com LP (the "Partnership") and 2,033,970 Shares. Assuming conversion of the Class A common stock and the exchange of Sabre's Units into Shares, Sabre would own an additional 33,000,000 Shares which, when combined with the 2,033,970 Shares already owned by Sabre, would represent approximately 70% of the outstanding Shares (excluding options that are currently exercisable into Shares). The 33,000,000 shares of Class A common stock of Travelocity and the Shares generally vote together as a single class. Because each share of Class A common stock and Travelocity common stock is entitled to one vote, Sabre holds approximately 70% of the voting power of Travelocity.

    According to information provided by Travelocity, there are approximately 17,051,811 Shares outstanding as of January 31, 2002 and approximately 1,957,989 Shares subject to issuance at $28.00 or less under Travelocity's stock option and incentive plans as of April 2002 that are exercisable as of such date. Based on the foregoing, and assuming conversion of the Class A common stock and exchange of Sabre's Units, we believe that there would be approximately 52,009,800 Shares outstanding on as-converted basis (treating as outstanding Shares issuable upon the exercise of options at $28.00 or less). Because Sabre would own 35,033,970 Shares on an as-converted basis, we believe that at least 11,774,850 Shares must be tendered to satisfy the Minimum Condition.

    This Supplement, the Offer to Purchase and the documents incorporated by reference in this Supplement include certain forward-looking statements. These statements appear throughout this Supplement and include statements regarding our intent, belief or current expectations of, including statements concerning our plans with respect to, the acquisition of all of the Shares. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things:

    - general economic, capital market and business conditions;

    - terrorist attacks on the United States or international targets;

    - changes in government regulation;

    - the risks and uncertainties described in Travelocity's and Sabre's filings with the Securities and Exchange Commission ("SEC") under the Exchange Act;

    - changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations;

    - competitive factors in the industries in which Travelocity and Sabre operate; and

    - the ability to execute fully our business strategy after taking Travelocity private.

    The information contained in this Supplement concerning Travelocity was obtained from publicly available sources or made available by Travelocity to Sabre. We do not take any responsibility for the accuracy of such information.

    THE AMENDED OFFER IS CONDITIONED UPON THE SATISFACTION OR WAIVER OF THE CONDITIONS DESCRIBED IN SECTION 11, "THE AMENDED OFFER--CERTAIN CONDITIONS OF THE AMENDED OFFER." THE AMENDED OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 5, 2002, UNLESS WE EXTEND IT.

    THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE AMENDED OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE AMENDED OFFER

    The background to the Amended Offer and all material contacts between Sabre and Travelocity prior to March 5, 2002 are set forth in "Special
Factors--Background of the Offer" in the Offer to Purchase and are incorporated herein by reference. The following is a description of contacts subsequent to March 5, 2002.

    On March 7, 2002, representatives of Goldman, Sachs & Co. ("Goldman Sachs") met with representatives of Salomon Smith Barney Inc. ("Salomon Smith Barney") to discuss their views on the pricing of the tender offer. None of the participants had authority to negotiate or agree on the pricing of the tender offer. The meeting ended without any conclusion as to the pricing of the tender offer.

    On March 10, 2002, representatives of Sabre and representatives of its financial advisors, representatives of Travelocity and members of the special committee, comprised of independent directors F. William Conner and Kathy Misunas (the "Special Committee"), met via teleconference to review and discuss Travelocity's expected performance for the first quarter and the full year 2002. The information presented by the Travelocity representatives to the other participants was consistent with the projections that were subsequently publicly disclosed by Travelocity on a Form 8-K Current Report filed with the SEC on the date hereof. In addition, on a number of occasions between March 10, 2002 and March 14, 2002, representatives of Goldman Sachs and representatives of Salomon Smith Barney had discussions via telephone regarding their views on the pricing of the tender offer. These conversations ended without any conclusion as to the pricing of the tender offer.

    On March 14, 2002, Mr. Hannigan, Chairman and Chief Executive Officer of Sabre, and Mr. Conner, Chairman of the Special Committee, had a discussion via telephone as to whether there was a mutually acceptable price that Sabre would be prepared to offer and the Special Committee would be prepared to recommend to Travelocity's stockholders, but did not reach a conclusion.

    On March 15, 2002, representatives of Sabre, representatives of Goldman Sachs and representatives of Travelocity met via teleconference to review and discuss the potential impact on Travelocity's business of the announcement on March 14, 2002, by Delta Air Lines, Inc. that it would no longer pay base commissions on published fares to most travel agents in the United States and Canada.

    On March 17, 2002, the Sabre Board of Directors authorized management to increase the tender offer price to $28.00. Mr. Hannigan called Mr. Conner to inform him of Sabre's determination to increase the tender offer price.
Mr. Conner subsequently called Mr. Hannigan and indicated that the Special Committee would be prepared to recommend that Travelocity's stockholders accept the offer and tender their shares at that price. On the same day, the Travelocity Board of Directors, with both special committee directors voting in favor, one director voting against, and the Sabre-affiliated directors and Mr. Jones abstaining, recommended that stockholders accept the Amended Offer and tender their Shares.

    On March 18, 2002, Sabre announced in a joint press release with Travelocity that it would increase the offer price to $28.00 per Share.

PURCHASER'S AND SABRE'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER AND
  THE MERGER

    The discussion set forth under the heading "Special Factors--Purchaser's and Sabre's Position Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase is amended and restated as follows:

    We believe the Amended Offer and the Merger are both financially and procedurally fair to Travelocity's stockholders who are not affiliated with Purchaser and Sabre. We base our belief on our observations of the following factors, each of which, in our judgment, supports our views as to the fairness of the Amended Offer and the Merger.

    - The Special Committee of outside, independent directors of Travelocity has determined that our Amended Offer price is adequate and has recommended that stockholders accept the Amended Offer and tender their Shares.

    - The Special Committee retained and was advised by its own independent legal counsel, Locke Liddell & Sapp LLP, and by its own independent financial advisor, Salomon Smith Barney.

    - The Special Committee has received an opinion from its independent financial advisor, Salomon Smith Barney, that as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Amended Offer price of $28.00 per Share was fair, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates.

    - The increased cash consideration of $28.00 per Share payable in the Amended Offer represents a 21.7% premium to the Original Offer price and a 45.8% premium to the closing price on February 15, 2002, the last trading day prior to public announcement of the Original Offer.

    - We believe that the Travelocity stockholders are capable of evaluating the fairness of the Amended Offer.

    - The Amended Offer is conditioned on the tender of at least a sufficient number of Shares such that, after the Shares are purchased pursuant to the Amended Offer, we would own at least 90% of the outstanding Travelocity common stock on an as-converted basis. Accordingly, approximately 70% of the Shares not owned by us would need to be tendered to satisfy the Minimum Condition. Acceptance of the Amended Offer by this many Travelocity stockholders would provide meaningful procedural protection for Travelocity stockholders.

    - Travelocity stockholders who elect not to tender their Shares in the Amended Offer will receive the same consideration in the Merger that we pay in the Amended Offer, subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL.

    - The report of Goldman Sachs to the Sabre Board of Directors on
      February 15, 2002 regarding the potential purchase by Sabre of the publicly held Shares, including (i) the financial comparison of Travelocity and Expedia (a key competitor of Travelocity), (ii) the trading prices and volumes of Travelocity common stock over various periods between March 8, 2000 and February 14, 2002, (iii) the relative price-to-taxed earning per share ("EPS") multiples at which Travelocity common stock has traded in the recent past compared to those of Expedia,
      (iv) various public market valuation metrics for Travelocity, Hotel Reservation Network, Inc., priceline.com Incorporated and Expedia, and
      (v) summary statistics for previously completed minority buy-in transactions between January 1, 1995 and February 14, 2002. See "Special Factors--Report of Goldman Sachs to the Board of Directors of Sabre" in the Offer to Purchase.

    - Sabre reached an agreement in principle with plaintiffs to settle all pending litigation in respect of our tender offer, subject to court approval. See Section 13, "The Amended Offer--Certain Legal Matters" in this Supplement.

    - We believe that each of the foregoing observations is relevant to all of the Travelocity stockholders who are not affiliated with us.

    We determined that the following factors were not relevant indicators of the value of the Shares:

    - book value ($13.46 per Share as of September 30, 2001), which we do not believe has any meaningful relation to the economic value of the Shares, particularly because a majority of Travelocity's assets are intangible assets;

    - liquidation value, which we do not believe to be relevant because substantial value results from continuing Travelocity as a going concern and any liquidation would destroy that value; and

    - other recent firm offers for Travelocity, of which we are aware of none.

    The foregoing discussion of the information and factors considered by us is not intended to be exhaustive but includes all material factors we considered. In view of the variety of factors considered in connection with our evaluation of the Amended Offer and the Merger, we did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching our determination and recommendation.

    Our view as to the fairness of the Amended Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

TRAVELOCITY'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER

    The rules of the SEC require Travelocity to express its belief as to the fairness of the Amended Offer to Travelocity's stockholders who are not affiliated with Sabre or Purchaser. Travelocity has provided its statement of belief in its Solicitation/Recommendation Statement on Schedule 14D-9, dated the date hereof, and mailed to Travelocity stockholders.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND TRAVELOCITY'S BOARD OF DIRECTORS

    On March 17, 2002, the Special Committee determined that the price to be paid in the Amended Offer is adequate. Pursuant to authority delegated to it by the full Travelocity Board on February 18, 2002, the Special Committee determined that Travelocity's position on the Amended Offer, for purposes of Rules 14d-9 and 14e-2 under the Exchange Act, is to recommend that stockholders accept the Amended Offer. On the same day, the Special Committee met with the full Travelocity Board of Directors. Based on the Special Committee's determination, Travelocity's Board of Directors, with both Special Committee directors voting in favor, one director voting against, and six directors abstaining, recommended that stockholders accept the Amended Offer and tender their Shares.

                               THE AMENDED OFFER

1.  TERMS OF THE AMENDED OFFER

    The discussion set forth in Section 1, "The Offer--Terms of the Offer" in the Offer to Purchase is hereby amended and supplemented as follows:

    Purchaser has amended its offer to purchase the Shares. The price per Share to be paid pursuant to the Amended Offer has been increased from $23.00 per Share to $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered before the date of this Supplement and not withdrawn) will receive the increased price. As of the close of business on March 15, 2002, approximately 12,000 Shares had been tendered and not withdrawn pursuant to the Original Offer.

    Upon the terms and subject to the conditions set forth in the Amended Offer (including the terms and conditions of such extension or amendment (the "Offer Conditions")), Purchaser will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by
Section 4, "Rights of Withdrawal" in the Offer to Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on April 5, 2002 unless and until Purchaser shall have extended the period for which the Amended Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Amended Offer, as so extended by Purchaser, shall expire. The period until 12:00 Midnight, New York City time, on April 5, 2002, as such may be extended is referred to as the "Offering Period."

    The Amended Offer is conditioned on, among other things, the Minimum Condition, as defined herein. The Amended Offer is also subject to other terms and conditions. See the Introduction and Section 11, "The Amended Offer--Certain Conditions of the Amended Offer" in this Supplement.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Purchaser will accept for payment, and pay for, the Shares in the Amended Offer as set forth in Section 2, "The Offer--Acceptance for Payment and Payment for Shares" in the Offer to Purchase.

3.  PROCEDURE FOR TENDERING SHARES

    Procedures for tendering Shares for the Amended Offer are set forth in
Section 3, "The Offer--Procedure for Tendering Shares" in the Offer to Purchase. Stockholders tendering shares may use either the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (yellow) Letter of Transmittal distributed with this Supplement and in either case will receive $28.00 per share, upon the terms and subject to the conditions of the Amended Offer.

4.  RIGHTS OF WITHDRAWAL

    The rights of withdrawal pursuant to the Amended Offer are set forth in
Section 4, "The Offer--Rights of Withdrawal" in the Offer to Purchase.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE AMENDED OFFER

    The federal income taxes tax consequences of the Amended Offer are set forth in Section 5, "The Offer--Certain Federal Income Tax Consequences of the Offer" in the Offer to Purchase.

6.  PRICE RANGE OF SHARES; DIVIDENDS

    The discussion set forth in Section 6, "The Offer--Price Range of Shares; Dividends" in the Offer to Purchase is hereby amended and restated as follows:

    The Shares are quoted and principally traded on the Nasdaq National Market under the symbol "TVLY". The following table sets forth, for the calendar quarters indicated, the high and low closing sales prices for the Shares on the Nasdaq National Market based upon public sources:

                                                                  SALES PRICE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
CALENDAR YEAR
2000:
  First Quarter.............................................   $46.75     $29.38
  Second Quarter............................................    32.11      14.69
  Third Quarter.............................................    20.00      10.69
  Fourth Quarter............................................    17.13       9.03
2001:
  First Quarter.............................................    28.89      11.69
  Second Quarter............................................    37.90      14.88
  Third Quarter.............................................    35.80      11.87
  Fourth Quarter............................................    29.49      12.67
2002:
  First Quarter through March 15, 2002......................    27.77      18.56

    On February 15, 2002, the last full trading day prior to announcement of the Original Offer, the reported closing price of the Shares on the Nasdaq National Market was $19.20 per Share. On March 15, 2002, the last full trading day prior to the announcement of the Amended Offer, the reported closing price of the Shares on the Nasdaq National Market was $26.90 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    To date, Travelocity has never declared or paid cash dividends on the Shares.

7.  CERTAIN INFORMATION CONCERNING TRAVELOCITY

    General information regarding Travelocity is set forth in Section 7, "The Offer--Certain Information Concerning Travelocity" in the Offer to Purchase. However, the information set forth in Section 7, "The Offer--Certain Information Concerning Travelocity--Intent to Tender; Recommendation; Travelocity Opinion" in the Offer to Purchase is hereby supplemented as follows:

    INTENT TO TENDER; RECOMMENDATION; TRAVELOCITY OPINION. Based on information provided by Travelocity and to the best of Sabre's and Purchaser's knowledge, all of the directors and executive officers of Travelocity (other than James J. Hornthal) who own Shares intend to tender all of their respective Shares in the Amended Offer. Mr. Hornthal, as a director of Travelocity, voted against approval of the Special Committee's recommendation and has indicated that he does not presently intend to tender any of his Shares in the Amended Offer.

8.  CERTAIN INFORMATION CONCERNING SABRE AND PURCHASER

    General information regarding Sabre and Purchaser is set forth in
Section 8, "The Offer--Certain Information Concerning Sabre and Purchaser" in the Offer to Purchase. However, the information set forth in Section 8, "The Offer--Certain Information Concerning Sabre and Purchaser--Intent to Tender" in the Offer to Purchase is hereby restated as follows:

    INTENT TO TENDER. To the best of Sabre's and Purchaser's knowledge, all of the executive officers and directors of Sabre and Purchaser who own Shares intend to tender all of their respective Shares in the Amended Offer.

9.  MERGER; APPRAISAL RIGHTS; RULE 13E-3

    Information concerning the Merger, appraisal rights of dissenting stockholders and Rule 13e-3 is set forth in Section 9, "The Offer--Merger; Appraisal Rights; Rule 13e-3" in the Offer to Purchase.

10. SOURCE AND AMOUNT OF FUNDS

    The discussion set forth in Section 10, "The Offer--Source and Amount of Funds" in the Offer to Purchase is hereby amended and restated as follows:

    Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Purchaser) in the Amended Offer and the Merger and to pay related fees and expenses has increased from $380 million to approximately $491 million. Sabre will assure that Purchaser will obtain these funds from cash on hand and working capital, including ordinary course intercompany borrowings from Sabre affiliates.

11. CERTAIN CONDITIONS OF THE AMENDED OFFER

    The discussion set forth in Section 11, "The Offer--Certain Conditions of the Offer" in the Offer to Purchase is hereby amended and restated as follows:

    Notwithstanding any other provision of the Amended Offer, Purchaser shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or pay for tendered Shares, and may, in its sole discretion, terminate or amend the Amended Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Minimum Condition has not been satisfied or (ii) on or after February 19, 2002, and at or prior to the time of the expiration of the Amended Offer, any of the following events shall occur:

        (a) any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall have been issued by any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which restrains, prohibits or delays consummation of, or materially alters or otherwise materially affects, the Amended Offer or the Merger or materially impairs the contemplated benefits of the Amended Offer or the Merger to Sabre; or

        (b) any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be enacted, promulgated, entered or enforced, which would restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Amended Offer or the Merger or materially impair the contemplated benefits of the Amended Offer or the Merger to Sabre; or

        (c) any change, condition, event or development shall have occurred that has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition, operations or results of operations of Travelocity; provided, that the termination of, or Travelocity's failure to obtain, any commercial agreement or acquisition agreement as to which Travelocity has affirmatively disclosed to Sabre as of March 17, 2002, the possibility of such termination or failure to obtain, or as to which Sabre has been actively involved in the discussions or negotiations relating thereto, and any effect thereof on the business, properties, assets, liabilities, financial condition, operations or results of operations of Travelocity, shall not constitute a change, condition, event or development of the kind provided for in this section (c); or

        (d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market for a period of two or more trading days, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or
    (iii) any material limitation by any governmental authority on the extension of credit by banks or other lending institutions; or

        (e) Travelocity and Purchaser or Sabre shall have reached an agreement or understanding that the Amended Offer be terminated or amended or Sabre or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Travelocity by merger or similar business combination, or purchase of Shares or assets of Travelocity; or

        (f) each of the Board of Directors of Travelocity and the Special Committee changes or modifies its recommendation with respect to the Amended Offer; provided, however, that Sabre does not change or modify the offer price or the terms or conditions of the Amended Offer; provided, further, that the provisions of this section (f) shall not apply if, in the exercise of its fiduciary duties, the Travelocity Board of Directors changes or modifies such recommendation in connection with an acquisition proposal from a third party (other than a proposal solicited by Travelocity or its representatives) if, based upon the advice of outside counsel, such action is required for the Board or the Special Committee to comply with its fiduciary duties to stockholders under Delaware law;

which in the reasonable judgment of Purchaser and Sabre with respect to each and every matter referred to above makes it inadvisable to proceed with the Amended Offer or with the Merger.

    The foregoing conditions are for the sole benefit of Purchaser and Sabre and may be asserted by Purchaser or Sabre regardless of the circumstances (including any action or inaction by Purchaser or Sabre) giving rise to any such conditions or may be waived by Purchaser or Sabre in whole or in part at any time and from time to time in their reasonable discretion. The determination as to whether any condition has occurred shall be in the sole and reasonable judgment of Purchaser and Sabre and will be final and binding on all parties. The failure by Purchaser or Sabre at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, Sabre and Purchaser shall not purchase Shares in the Amended Offer if less than a majority of the outstanding Shares, excluding Shares beneficially owned by Sabre and its subsidiaries, are validly tendered and not withdrawn.

    A public announcement shall be made of a material change in, or waiver of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

12. DIVIDENDS AND DISTRIBUTIONS

    A discussion of the effect of dividends and distributions by Travelocity on the Amended Offer is set forth in Section 12, "The Offer--Dividends and Distributions" in the Offer to Purchase.

13. CERTAIN LEGAL MATTERS

    A discussion of certain legal matters related to the Amended Offer is set forth in Section 13, "Certain Legal Matters" in the Offer to Purchase. However,
Section 13, "Certain Legal Matters--Stockholder Litigation" in the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs to the end thereof.

    Each of the nine complaints filed in the Delaware Court of Chancery in and for New Castle County and the two complaints filed in the District Court of Tarrant County, Texas are purported class action complaints.

    On March 8, 2002, Plaintiffs Joan Ferrari, Alan Behr, and Esther Summer jointly filed an amended complaint in the Delaware Court of Chancery in and for New Castle County, amending each of their purported class action complaints originally filed against Sabre, Travelocity and the directors of Travelocity on February 19, 2002 (the "Ferrari Action"). The amended complaint generally alleges that (i) the consideration offered by Sabre in the Original Offer undervalues the Travelocity common stock and (ii) Sabre failed to disclose all material information needed by the class of plaintiffs to make informed decisions regarding the fairness of the Original Offer. The plaintiffs continue to seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Original Offer. This summary discussion of the amended complaint is qualified in its entirety by reference to the text of the amended complaint.

    On March 8, 2002, plaintiffs in the Ferrari Action filed in the Delaware Court of Chancery in and for New Castle County a motion seeking expedited discovery and the scheduling of a hearing for a preliminary injunction to enjoin the consummation of the Original Offer. The motion is set to be heard on March 20, 2002.

    On March 14, 2002, plaintiff Anthony Tamburro, on behalf of himself and all others similarly situated, filed in the District Court of Tarrant County, Texas, a motion seeking expedited discovery and the setting of a schedule for a temporary injunction to enjoin the consummation of the Original Offer. The motion is set to be heard on March 22, 2002.

    On March 17, 2002, Sabre reached an agreement in principle with plaintiffs to settle all pending stockholder litigation with respect to all parties in Delaware and Texas. According to a letter by plaintiff's counsel Schiffrin & Barroway, LLP, dated March 17, 2002, addressed to defendants' counsel, confirming the terms of the agreement, Sabre would commit to an offer price of no less than $28.00 per Share and to pay attorneys' fees and costs to the putative plaintiff class in an aggregate amount not to exceed $1.9 million. The agreement is contingent on the execution of definitive documentation and subject to the approval of the Delaware Court of Chancery and the District Court of Tarrant County, Texas. A copy of the letter from plaintiff's counsel is filed as an exhibit to Amendment No. 1 to the Schedule TO filed by Sabre and Purchaser with the SEC on the date hereof. This summary discussion of the letter by Schiffrin & Barroway, LLP is qualified in its entirety by reference to the text of the letter by Schiffrin & Barroway, LLP.

14. CERTAIN EFFECTS OF THE AMENDED OFFER

    A discussion of certain effects of the Amended Offer on Travelocity stockholders is set forth in Section 14, "The Offer--Certain Effects of the Offer" in the Offer to Purchase.

15. FEES AND EXPENSES

    The discussion in Section 15, "The Offer--Fees and Expenses" in the Offer to Purchase is hereby amended and restated as follows:

    Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Amended Offer.

    Sabre has retained Goldman Sachs as financial advisors in connection with the Original Offer and the Amended Offer. Sabre has agreed to pay Goldman Sachs a transaction fee of $4 million, $1.125 million of which became payable upon delivery to Travelocity's Board of Directors of the Sabre proposal to acquire all of the Shares, with the balance of the transaction fee due upon closing of the Amended Offer, as well as reimbursement for Goldman Sachs' reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with the Original Offer and the Amended Offer and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under federal securities laws.

    Sabre has also retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Amended Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Amended Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Amended Offer, including liabilities under the federal securities laws.

    Purchaser has retained The Bank of New York, to act as the Depositary in connection with the Amended Offer. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Amended Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

    In addition, Travelocity will incur its own fees and expenses in connection with the Amended Offer.

    The following is an estimate of the fees and expenses to be incurred by Purchaser and Sabre:

Filing Fees.................................................  $           45,167
Financial Advisor's Fees and Expenses.......................           4,000,000
Accounting Fees and Expenses................................              50,000
Depositary Fees.............................................              15,000
Information Agent Fees......................................              15,000
Legal, Printing and Miscellaneous Fees and Expenses.........           1,250,000
                                                              ------------------
  Total.....................................................  $        5,375,167
                                                              ==================

16. MISCELLANEOUS

    A discussion of certain miscellaneous topics related to the Amended Offer is set forth in Section 16, "The Offer--Miscellaneous" in the Offer to Purchase.

    EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (YELLOW) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE AMENDED OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

                                          TRAVELOCITY HOLDINGS SUB INC.
                                          SABRE HOLDINGS CORPORATION

March 18, 2002

    Facsimile copies of the original (blue) or revised (yellow) Letter of Transmittal, properly completed and duly executed, will be accepted. The original (blue) or revised (yellow) Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of Travelocity or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                         THE DEPOSITARY FOR THE AMENDED OFFER IS:

                                   The Bank of New York

          BY MAIL:                BY OVERNIGHT DELIVERY:                BY HAND:
    The Bank of New York           The Bank of New York           The Bank of New York
   Tender & Exchange Dept.        Tender & Exchange Dept.        Tender & Exchange Dept.
      P O. Box 11248                     5th Floor                      3rd Floor
    Church Street Station           385 Rifle Camp Road              One Wall Street
   New York, NY 10286-1248        West Paterson, NJ 07424          New York, NY 10286

                             FOR NOTICE OF GUARANTEED DELIVERY
                                BY FACSIMILE TRANSMISSION:

                                      (973) 247-4077

                          TO CONFIRM FACSIMILE TRANSMISSION ONLY:

                                      (973) 247-4075

                                 FOR TELEPHONE ASSISTANCE:

                                      (800) 507-9357

    Questions or requests for assistance or additional copies of the Supplement, the Offer to Purchase and the revised Letter of Transmittal may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Amended Offer.

                THE INFORMATION AGENT FOR THE AMENDED OFFER IS:

                             D.F. KING & CO., INC.
                                77 WATER STREET
                            NEW YORK, NEW YORK 10005
                        BANKS AND BROKERS CALL COLLECT:
                                 (212) 269-5550
                           ALL OTHERS CALL TOLL-FREE:
                                 (888) 414-5566